RICHMONT

Richmont Mines Inc.

1 Place-Ville-Marie, Suite 2130
Montreal, QC
H3B 2C6 CANADA

Tel: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

Mountain Lake Resources

1450 Starr's Point Road
Port Williams, NS
B0P 1T0 CANADA

Tel: (902) 542-9773
Fax: (902) 542-4442
www.mountain-lake.com

NEWS RELEASE

RICHMONT MINES AND MOUNTAIN LAKE ANNOUNCE A RESOURCE CALCULATION FOR THE VALENTINE LAKE PROJECT

MONTREAL, December 20, 2004 – Richmont Mines Inc. and Mountain Lake Resources Inc. are pleased to announce the results of a resource calculation on the Valentine Lake property. This calculation was prepared upon completion of three exploration programs carried out by Richmont Mines in 2004, which involved the drilling of 24 holes totalling 6,965 metres for an investment of approximately $1 million. The results indicate inferred resources of 1.3 million tonnes grading 10.50 g/t Au. Cutting high assays to 58 g/t Au, the average grade is 8.51 g/t Au, for a total of 359,000 ounces of gold.

Richmont Mines and Mountain Lake Resources are very encouraged by the results obtained, which confirm the size of the gold-bearing system on the Valentine Lake property. As of the beginning of 2005, Richmont Mines plans to pursue the drilling and is currently preparing an exploration program to verify the extensions of the zones at depth and eastward. The partners are enthusiastic about the potential of the Valentine Lake property since it covers the favourable geological contact containing the mineralized zone over a distance of more than 40 kilometres.

INFERRED RESOURCES CALCULATION				
Zone	**Metric Tonnes**	**Uncut Grade (g/t Au)**	**Cut Grade (g/t Au)**	**Ounces of Gold**
Main Zone	968,988	10.92	8.26	257,220
Zone 2	103,254	7.16	7.16	23,776
Zone 3	153,701	8.73	8.51	42,039
Other Zones	88,830	12.76	12.76	36,442
Total	**1,314,773**	**10.50**	**8.51**	**359,477**

The calculation presented in the above table was made using the polygonal method on longitudinal sections based on the following criteria:

- A cut-off grade of 5 g/t Au;
- A cap of 58 g/t Au for high assays determined by statistical analysis;
- A minimum true thickness of 3 metres;
- A specific density of 2.7 tonnes per cubic metre.

The inferred resources are present in three parallel mineralized zones. The best continuity is in the main zone. It extends laterally for over 200 metres and was verified by drilling on over 400 metres vertically. The gold-bearing system remains open at depth and toward the eastern portion of the property. All of these results as well as the longitudinal sections are included in the technical report, prepared in accordance with National Instrument 43-101, to be posted on SEDAR (www.sedar.com) by the end of January 2005.

Resource calculation – National Instrument 43-101
The resource estimate was calculated by Larry Pilgrim, P.Geo., a "qualified person" as defined by National Instrument 43-101, under the supervision of Jules Riopel, M.Sc., P.Geo., Principal Exploration Geologist at Richmont Mines Inc. The resource calculation complies with the definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000.

Disclosure regarding forward-looking statements
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, the grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.

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Information:

Richmont Mines Inc.	*Mountain Lake Resources Inc.*
Martin Rivard	Allen E. Sheito
Executive Vice President	President and CEO
Telephone: (514) 397-1410	Telephone: (902) 542-9773
Fax: (514) 397-8620	Fax: (902) 542-4442
Trading symbol: RIC	Trading symbol: MOA
Listings: TSX – Amex	Listing: TSX Venture Exchange
Web site: www.richmont-mines.com	Web site: www.mountain-lake.com

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004.

Commission File Number 0-28816

Richmont Mines Inc.
(Translation of registrant's name into English)
110, avenue Principale, Rouyn-Noranda (Quebec) J9X 4P2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Richmont Mines Inc.
(Registrant)

Date December 20, 2004

By Jean-Yves Laliberté (signed)
(Signature)*
Jean-Yves Laliberté
Vice President, Finance

* Print the name and title under the signature of the signing officer.

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